UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check one):  [ ] Form 10-K   [ ] Form 20-F  [X] Form 10-Q  [ ]  Form N-SAR

                [X]    For Period Ended:       September 30, 2006
                                        --------------------------
                [ ]    Transition Report on Form 10-K
                [ ]    Transition Report on Form 20-F
                [ ]    Transition Report on Form 11-K
                [ ]    Transition Report on Form 10-Q
                [ ]    Transition Report on Form N-SAR
                [ ]    For the Transition Period Ended:
                                                       -------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

ICON Income Fund Nine, LLC
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Full Name of Registrant


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Former Name if Applicable

100 Fifth Avenue, 4th Floor
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Address of Principal Executive Office (Street and Number)

New York, New York 10011
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   -  (a) The reason  described  in  reasonable  detail in Part III of this form
   -      could not be eliminated without unreasonable effort or expense
   -
[X]-  (b) The subject annual report,  semi-annual  report,  transition report on
   -      Form  10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or Form  N-CSR or
   -      portion thereof, will be filed on or before the fifteenth calendar day
   -      following the prescribed due date; or the subject  quarterly report or
   -      transition report on Form 10-Q, or portion thereof will be filed on or
   -      before the fifth calendar day following the prescribed due date; and
   -
   -  (c) The accountant's statement or other exhibit required

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

The Registrant requires additional time to prepare and file its Quarterly Report on Form 10-Q for the three months ended September 30, 2006 (the "10-Q") because, as disclosed in the Form 8-K filed by the Registrant on May 18, 2006, the Registrant needed to restate its previously reported financial statements for the fiscal years ended December 31, 2003 and 2002, included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 Annual Report"), as a result of the incorrect accounting treatment relating to three interest rate swap contracts entered into during September 2002. The Registrant filed the 2004 Annual Report and it is working diligently with its independent registered public accounting firm to file the 10-Q without unreasonable effort or expense, but will not be able to do so because the reports referenced below must be filed prior to the 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Thomas W. Martin            (212)                418-4700
  -----------------           ------               --------
   (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify report(s). Yes [ ]   No  [X]

     Quarterly Reports on Form 10-Q for quarters ended March 31, 2006 and June 30, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                           ICON INCOME FUND NINE, LLC
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: ICON Capital Corp., its Manager                Date    November 15, 2006
                                                        ------------------------

By: /s/ Thomas W. Martin
    --------------------------------
    Thomas W. Martin
    Chief Operating Officer